EXHIBIT 99.2
                                                                   -------------




REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Unitholders of
ARC ENERGY TRUST:

We have audited the consolidated balance sheets of ARC ENERGY TRUST as at December 31, 2004 and 2003 and the consolidated statements of income and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly we express no such opinion.





Calgary, Alberta, Canada                        (signed) "Deloitte & Touche LLP"
February 23, 2005                   Independent Registered Chartered Accountants

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
ON CANADA-- UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements and changes in accounting principles that have been implemented in the financial statements, such as the changes described in Note 3 to the consolidated financial statements of ARC Energy Trust.

The standards of the Public Company Accounting Oversight Board (United States) also require the addition of an explanatory paragraph (following the opinion paragraph) when there has been a restatement of the financial statements as described in Note 19 to the consolidated financial statements.

Our report to the unitholders dated February 23, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference in the auditors' report to such changes in accounting principles as described in Note 3 or to such conditions and events as described in Note 19 when the changes, conditions and events are properly accounted for and adequately disclosed in the financial statements.





Calgary, Alberta, Canada                        (signed) "Deloitte & Touche LLP"
February 23, 2005                   Independent Registered Chartered Accountants

CONSOLIDATED BALANCE SHEETS
As at December 31


(CDN$ thousands)                                                                 2004                    2003
-------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                      Restated (Note 3)
Current assets
     Cash and cash equivalents                                         $        4,413           $      12,295
     Accounts receivable                                                       72,881                  68,768
     Prepaid expenses                                                           9,878                  10,400
-------------------------------------------------------------------------------------------------------------------
     Commodity and foreign currency contracts (Notes 3 and 10)                 22,294                      --
                                                                              109,466                  91,463
Reclamation fund (Note 5)                                                      21,294                  17,181
Property, plant and equipment (Notes 4 and 6)                               2,016,646               2,015,539
-------------------------------------------------------------------------------------------------------------------
Goodwill (Note 4)                                                             157,592                 157,592
Total assets                                                           $    2,304,998           $   2,281,775
===================================================================================================================

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                          $      103,572           $      94,152
     Cash distributions payable                                                27,893                  26,980
     Current portion of long-term debt (Note 7)                                 8,715                   9,047
-------------------------------------------------------------------------------------------------------------------
     Commodity and foreign currency contracts (Notes 3 and 10)                 26,336                      --
                                                                              166,516                 130,179
Long-term debt (Note 7)                                                       211,834                 223,355
Other long-term liabilities (Note 8)                                            3,893                   7,883
Asset retirement obligations (Note 9)                                          73,001                  66,657
Future income taxes (Note 11)                                                 300,406                 301,965
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                             755,650                 730,039
-------------------------------------------------------------------------------------------------------------------

NON-CONTROLLING INTEREST
     Exchangeable shares (Note 14)                                             35,967                  36,311

UNITHOLDERS' EQUITY
     Unitholders' capital (Note 12)                                         1,926,351               1,843,112
     Contributed surplus (Note 15)                                              6,475                   3,471
     Accumulated earnings                                                     878,807                 637,117
     Accumulated cash distributions (Note 14)                              (1,298,252)               (968,275)
-------------------------------------------------------------------------------------------------------------------
Total unitholders' equity                                                   1,513,381               1,515,425
Total liabilities and unitholders' equity                              $    2,304,998           $   2,281,775
===================================================================================================================

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
For the years ended December 31

(CDN$ thousands, except per unit amounts)                                        2004                    2003
-------------------------------------------------------------------------------------------------------------------
                                                                                            Restated (Note 3)
REVENUES
     Oil, natural gas, natural gas liquids and sulphur sales           $      901,782           $     743,183
     Royalties                                                               (177,032)               (150,995)
-------------------------------------------------------------------------------------------------------------------
                                                                              724,750                 592,188
-------------------------------------------------------------------------------------------------------------------
     Loss on commodity and foreign currency contracts (Notes 3 and 10)         86,068                     ---
                                                                              638,682                 592,188
-------------------------------------------------------------------------------------------------------------------

EXPENSES
     Transportation (Note 3)                                                   14,798                  11,950
     Operating                                                                139,716                 140,734
     General and administrative                                                21,426                  19,096
     Non-cash trust unit incentive compensation (Notes 15 and 16)               8,086                   3,470
     Interest on long-term debt (Note 7)                                       13,320                  18,482
     Depletion, depreciation and accretion (Notes 6 and 9)                    239,674                 218,551
     Capital taxes                                                              2,834                   1,812
     Gain on foreign exchange                                                 (20,713)                (18,564)
-------------------------------------------------------------------------------------------------------------------
                                                                              419,141                 395,531
-------------------------------------------------------------------------------------------------------------------
Income before future income tax recovery                                      219,541                 196,657
Future income tax recovery (Note 11)                                           26,100                  93,544
-------------------------------------------------------------------------------------------------------------------
Income before non-controlling interest                                        245,641                 290,201
-------------------------------------------------------------------------------------------------------------------
Non-controlling interest (Notes 3 and 13)                                      (3,951)                 (5,642)
Net income                                                                    241,690                 284,559
-------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of year                                       648,304                 362,173
Retroactive application of change in accounting policy (Note 3)               (11,187)                 (5,545)
-------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of year as restated                           637,117                 356,628
Interest on convertible debentures (Note 4)                                       ---                  (4,070)
-------------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of year                                      $      878,807           $     637,117
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
Net income per unit (Note 17)
     Basic                                                             $         1.32           $        1.88
     Diluted                                                           $         1.31           $        1.82
===================================================================================================================

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31

(CDN$ thousands)                                                                 2004                    2003
-------------------------------------------------------------------------------------------------------------------
                                                                                            Restated (Note 3)
CASH FLOW FROM OPERATING ACTIVITIES
Net Income                                                             $      241,690           $     284,559
Add items not involving cash:
     Non-controlling interest                                                   3,951                   5,642
     Future income tax recovery                                               (26,100)                (93,544)
     Depletion, depreciation and accretion (Notes 6 and 9)                    239,674                 218,551
     Non-cash gain on commodity and foreign currency
          contracts                                                           (10,533)                     --
     Non-cash gain on foreign exchange                                        (18,427)                (18,700)
     Amortization of commodity and foreign currency contracts                   9,692                 (15,687)
     Non-cash trust unit incentive compensation (Notes 15 and 16)               8,086                   3,471
Cash received on terminated hedge contracts (Note 10)                              --                  11,888
-------------------------------------------------------------------------------------------------------------------
Cash flow before change in non-cash working capital                           448,033                 396,180
Change in non-cash working capital                                              1,617                   9,104
-------------------------------------------------------------------------------------------------------------------
                                                                              449,650                 405,284
-------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Repayments of long-term debt, net                                            (162,555)               (276,127)
Issuance of long-term notes                                                   168,975                      --
Issue of trust units                                                           19,301                 346,321
Trust unit issue costs                                                           (152)                (17,815)
Cash distributions paid, net of distribution reinvestment                    (301,936)               (256,187)
Interest paid on convertible debentures                                            --                  (4,070)
Payment of retention bonus                                                     (1,000)                 (1,000)
Change in non-cash working capital                                               (397)                  8,217
-------------------------------------------------------------------------------------------------------------------
                                                                             (277,764)               (200,661)
-------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of Star, net of cash received (Note 4)                                 --                (196,444)
Acquisition of United Prestville, net of cash received (Note 4)                   (60)                     --
Acquisition of Harrington & Bibler, net of cash received (Note 4)             (39,325)                     --
Acquisition of petroleum and natural gas properties                               529                 (14,783)
Proceeds on disposition of petroleum and natural gas properties                57,691                 166,392
Capital expenditures                                                         (192,591)               (141,651)
Reclamation fund contributions and actual expenditures (Note 5)                (7,345)                 (6,470)
Change in non-cash working capital                                              1,333                    (207)
-------------------------------------------------------------------------------------------------------------------
                                                                             (179,768)               (193,163)
-------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                               (7,882)                 11,460
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   12,295                     835
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                 $        4,413           $      12,295
===================================================================================================================

See accompanying notes to consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003
(all tabular amounts in thousands CDN$, except per unit and volume amounts)

1.   STRUCTURE OF THE TRUST

     ARC Energy Trust (the "Trust") was formed on May 7, 1996 pursuant to a Trust indenture (the "Trust Indenture") that has been amended from time to time, most recently on May 16, 2003. Computershare Trust Company of Canada was appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust units.

     The Trust was created for the purposes of issuing Trust units to the public and investing the funds so raised to purchase a royalty in the properties of ARC Resources Ltd. ("ARC Resources") and ARC Sask Energy Trust ("ARC Sask"). The Trust Indenture was amended on June 7, 1999 to convert the Trust from a closed-end to an open-ended investment Trust. The business of the Trust includes the investment in all types of energy business-related assets including, but not limited to, petroleum and natural gas-related assets, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets. The operations of the Trust consist of the acquisition, development, exploitation and disposition of these assets and the distribution of the net cash proceeds from these activities to the unitholders.

2.   SUMMARY OF ACCOUNTING POLICIES

     The consolidated financial statements have been prepared by management following Canadian generally accepted accounting principles ("GAAP"). These principles differ in certain respects from accounting principles generally accepted in the United States of America ("US GAAP") and to the extent that they affect the Trust, these differences are described in Note 19. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

     In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and for asset retirement obligations are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

     PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Trust and its subsidiaries. Any reference to "the Trust" throughout these consolidated financial statements refers to the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

     REVENUE RECOGNITION
     Revenue associated with the sale of crude oil, natural gas, and natural gas liquids owned by the Trust are recognized when title passes from the Trust to its customers.

     DEPLETION AND DEPRECIATION
     Depletion of petroleum and natural gas properties and depreciation of production equipment are calculated on the unit-of-production basis based on:

         (a) total estimated proved reserves calculated in accordance with National Instrument 51-101;

         (b) total capitalized costs plus estimated future development costs of proved undeveloped reserves, including future estimated asset retirement costs, and less the estimated net realizable value of production equipment and facilities after the proved reserves are fully produced; and

         (c) relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

     UNIT BASED COMPENSATION

     The Trust has established a Trust Unit Incentive Rights Plan (the "Rights Plan") for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of the Trust. The exercise price of the rights granted under the Plan may be reduced in future periods in accordance with the terms of the Plan. The Trust accounts for the rights using the fair value method, whereby the fair value of rights is determined on the date in which fair value can initially be determined. The fair value is then recorded as compensation expense over the period that the rights vest, with a corresponding increase to contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital.

     WHOLE TRUST UNIT INCENTIVE PLAN COMPENSATION

     The Trust has established a Whole Trust Unit Incentive Plan (the "Whole Unit Plan") for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of the Trust. Compensation expense associated with the Whole Unit Plan is granted in the form of Restricted Trust Units ("RTU's") and Performance Trust Units ("PTU's") and is determined based on the intrinsic value of the Whole Trust Units at each period end. The intrinsic valuation method is used as participants of the Whole Unit Plan are entitled to a cash payment on a fixed vesting date. This valuation incorporates the period end Trust unit price, the number of RTU's and PTU's outstanding at each period end, and certain management estimates. As a result, large fluctuations, even recoveries, in compensation expense may occur due to changes in the underlying Trust unit price. In addition, compensation expense is deferred and recognized in earnings over the vesting period of the Whole Unit Plan with a corresponding increase or decrease in liabilities. Classification between accrued liabilities and other long-term liabilities is dependent on the expected payout date.

     The Trust has not incorporated an estimated forfeiture rate for RTU's and PTU's that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with an original maturity of three months or less when purchased.

     PROPERTY, PLANT AND EQUIPMENT ("PP&E")

     The Trust follows the full cost method of accounting. All costs of exploring, developing and acquiring petroleum and natural gas properties, including asset retirement costs, are capitalized and accumulated in one cost centre as all operations are in Canada. Maintenance and repairs are charged against income, and renewals and enhancements that extend the economic life of the PP&E are capitalized. Gains and losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion by 20 per cent or more.

     IMPAIRMENT

     The Trust places a limit on the aggregate carrying value of PP&E, which may be amortized against revenues of future periods.

     Impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. Cash flows are calculated based on third party quoted forward prices, adjusted for the Trust's contract prices and quality differentials.

     Upon recognition of impairment, the Trust would then measure the amount of impairment by comparing the carrying amounts of the PP&E to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves. The Trust's risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of the Trust's future cash flows would be recorded as a permanent impairment.

     The cost of unproved properties are excluded from the ceiling test calculation and subject to a separate impairment test.

     GOODWILL

     The Trust must record goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the reporting entity (consolidated Trust) compared to the book value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the consolidated trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

     Goodwill is stated at cost less impairment and is not amortized.

     ASSET RETIREMENT OBLIGATIONS

     The Trust recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimate of the fair value can be made. On a periodic basis, management will review these estimates and changes, if any, to the estimate will be applied on a prospective basis. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust's earnings in the period in which the settlement occurs.

     INCOME TAXES

     The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax base, using substantively enacted future income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

     The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in the Trust.

     DERIVATIVE FINANCIAL INSTRUMENTS

     The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used by the Trust to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, and interest rates. The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity. The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust's contracts do not qualify or have not been designated as effective hedges for accounting purposes.

     Policies and procedures are in place with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated. When applicable, the Trust also identifies all relationships between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking hedge transactions. This would include linking the particular derivative to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Where specific hedges are executed, the Trust assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative used in the particular hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item. For instruments that do not meet this effectiveness test, the Trust applies the mark-to-market accounting method.

     The Trust is exposed to losses in the event of default by the counterparties to these derivative instruments. The Trust manages this risk by diversifying its derivative portfolio amongst a number of financially sound counterparties.

     Gains and losses on terminated contracts are recognized immediately to the statement of income.

     FOREIGN CURRENCY TRANSLATION

     Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the consolidated balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

     NON-CONTROLLING INTEREST

     The Trust must record, as a non-controlling interest when exchangeable shares issued by a subsidiary of the Trust which are transferable to third parties. Non-controlling interest on the consolidated balance sheet is recognized based on the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. Net income is reduced for the portion of earnings attributable to the non-controlling interest. As the exchangeable shares are converted to Trust units, the non-controlling interest on the consolidated balance sheet is reduced by the cumulative book value of the exchangeable shares and Unitholders' capital is increased by the corresponding amount.

     RECLASSIFICATION

     Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2004.

3.   CHANGES IN ACCOUNTING POLICIES

     EXCHANGEABLE SECURITIES - NON-CONTROLLING INTEREST

     On January 19, 2005 the CICA issued EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by ARL, a corporate subsidiary of the Trust, are publicly traded and therefore must be recorded as non-controlling interest outside of Unitholders' Equity. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of Unitholders' Equity.

     As a result of this change in accounting policy, the Trust has reflected non-controlling interest of $36 million and $36.3 million, respectively, in the Trust's consolidated balance sheet as at December 31, 2004 and 2003. Consolidated net income has been reduced for net income attributable to the non-controlling interest of $4 million and $5.6 million, respectively, in 2004 and 2003. In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. Opening accumulated earnings for 2003 were decreased by $5.5 million for the cumulative net income attributable to the non-controlling interest, Unitholders' Equity was reduced by $31.7 million and non-controlling interest on the consolidated balance sheet increased by $37.2 million. The new accounting policy resulted in a change in the calculation of weighted average trust units. Previously, weighted average trust units included outstanding exchangeable shares at the period end exchange ratio whereas under the new accounting policy, the weighted average trust units excludes trust units issuable for exchangeable shares. There was no change to net income per basic trust unit as a result of this change in accounting policy.

     HEDGE ACCOUNTING

     The CICA issued Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non-Trading Derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG-- 13, or are not designated as a hedge, be recorded in the consolidated balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

     The Trust uses derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange, and interest rates. The Trust formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. The Trust also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the consolidated balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

     For transactions that do not qualify for hedge accounting, the Trust applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the current period statement of income.

     As a result of this change in accounting policy, the Trust's net income for the year decreased by $2.6 million ($4 million net of a future tax recovery of $1.4 million). Total assets increased by $22.3 million and total liabilities increased by $24.9 million ($26.3 million net of a future tax asset of $1.4 million) as at December 31, 2004 as a result of this new accounting policy. Cash flow was not impacted by this change. In accordance with the transitional provisions of AcG-13 and EIC-128, this new guideline has been applied prospectively whereby prior periods have not been restated.

     TRANSPORTATION COSTS

     Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles", which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the consolidated income statement. Beginning January 1, 2004, the Trust has recorded revenue before transportation charges and a transportation expense on the consolidated income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income per trust unit calculations, or cash flow for the Trust.

4.   CORPORATE ACQUISITIONS

     STAR OIL & GAS LTD.

     Effective April 16, 2003, the Trust acquired all of the issued and outstanding shares of Star Oil & Gas Ltd. ("Star"). The allocation of the purchase price and consideration was paid as follows:

         NET ASSETS ACQUIRED
        ------------------------------------------------------------------------
              Working capital (including cash of $5,646)            $    17,273
              Property, plant and equipment                             794,043
              Site reclamation liability                                 (5,019)
              Future income taxes                                      (242,299)
              Goodwill                                                  157,592
        ------------------------------------------------------------------------
         TOTAL NET ASSETS ACQUIRED                                  $   721,590
         =======================================================================

         FINANCED BY:
        ------------------------------------------------------------------------
              Cash fees paid                                        $     2,177
              Cash paid for shares                                      199,913
              Convertible debentures                                    320,000
              Debt assumed                                              199,500
        ------------------------------------------------------------------------
         TOTAL PURCHASE PRICE                                       $   721,590
         =======================================================================


     The amount recorded to property, plant and equipment of $794 million represents the fair value, for accounting purposes, of the acquired assets as determined by an independent reserve evaluation. Included in this amount is a $72.5 million adjustment to reflect a portion of the future income tax liability recorded on acquisition up to the fair value of the acquired assets. The remaining $157.6 million of the future income tax liability recorded on acquisition has been recorded as goodwill.

     The future income tax liability was determined based on the enacted income tax rate of 42 per cent as at April 16, 2003. The future income tax liability on the acquisition of Star was not adjusted for a subsequent reduction in corporate income tax rates.

     In conjunction with the Star acquisition, the Trust issued $320 million of convertible debentures to the shareholder of Star.

     Between May 30, 2003 and August 5, 2003, all $320 million of the convertible debentures were converted into Trust units. A total of 27,027,027 units were issued as a result of the conversions.

     Based on the terms of the convertible debentures, interest of $4.1 million for the year-ended December 31, 2003, has been recorded as a reduction of the accumulated earnings in accordance with the equity classification of the debentures.

     The convertible debentures were subordinated to senior debt and paid a quarterly coupon commencing on June 30, 2003 of eight per cent per annum to March 31, 2005 and increasing to 10 per cent per annum from June 30, 2005 through to maturity on June 30, 2008. The Trust had the right to redeem the debentures in full at any time with cash or the Trust could have redeemed $40 million per quarter commencing on June 30, 2003, using a combination of cash and Trust units. The Trust had the right to satisfy payment at maturity by issuing Trust units.

     Certain properties acquired in conjunction with the Star acquisition were subsequently sold to third parties for proceeds of $78.2 million. These transactions closed on May 2, 2003.

     These consolidated financial statements incorporate the operations of Star effective April 16, 2003.

     UNITED PRESTVILLE LTD.

     On June 8, 2004, the Trust acquired all of the issued and outstanding shares of United Prestville Ltd. ("United Prestville") for total consideration of $30.6 million. The allocation of the purchase price and consideration was paid as follows:

     NET ASSETS ACQUIRED
    ----------------------------------------------------------------------------
         Working capital deficit                                     $   (2,569)
         Property, plant and equipment                                   40,412
         Future income taxes                                             (7,283)
    ----------------------------------------------------------------------------
     TOTAL NET ASSETS ACQUIRED                                       $   30,560
     ===========================================================================

     CONSIDERATION PAID
    ----------------------------------------------------------------------------
         Cash fees paid                                              $       60
         Trust units issued                                              30,500
    ----------------------------------------------------------------------------
     TOTAL CONSIDERATION PAID                                        $   30,560
     ===========================================================================

     Pursuant to EIC-124, the acquisition of United Prestville did not meet the necessary criteria in order to be classified as a business. As a result, no goodwill was recorded on this transaction. Therefore, the acquisition has been accounted for as an asset acquisition.

     The future income tax liability on acquisition was based on the difference between the fair value of the acquired net assets of $33.1 million and the associated tax basis of $19.3 million.

     These consolidated financial statements incorporate the operations of United Prestville effective June 8, 2004.

     HARRINGTON & BIBLER

     On December 31, 2004, the Trust acquired all of the issued and outstanding shares of four legal entities - Harrington Oil & Gas Ltd., Bibler Oil & Gas Ltd., Lesco Oil & Gas Ltd., and Bibco Oil & Gas Ltd. ("Harrington & Bibler") - for total consideration of $41.4 million. The allocation of the purchase price and consideration was paid as follows:

     NET ASSETS ACQUIRED
    ----------------------------------------------------------------------------
         Working capital surplus (including cash of $2,124)          $    3,479
         Property, plant and equipment                                   55,229
         Future income taxes                                            (17,259)
    ----------------------------------------------------------------------------
     TOTAL NET ASSETS ACQUIRED                                       $   41,449
     ===========================================================================

     CONSIDERATION PAID
    ----------------------------------------------------------------------------
         Cash and fees paid                                          $   41,449
    ----------------------------------------------------------------------------
     TOTAL CONSIDERATION PAID                                        $   41,449
     ===========================================================================

     Pursuant to EIC-124, the acquisition of Harrington & Bibler did not meet the necessary criteria in order to be classified as a business. Therefore, the acquisition has been accounted for as an asset acquisition.

     The future income tax liability on acquisition was based on the difference between the fair value of the acquired net assets of $38 million and the associated tax basis of $5.3 million.

     Due to the December 31, 2004 closing date, the consolidated financial statements do not include any results of operations for the acquired Harrington & Bibler properties.

5.   RECLAMATION FUND

                                                              2004          2003
    ----------------------------------------------------------------------------
     Balance, beginning of year                         $   17,181    $   12,924
     Contributions, net of actual expenditures               2,903         3,600
     Interest earned on fund                                 1,210           657
    ----------------------------------------------------------------------------
     Balance, end of year                               $   21,294    $   17,181
     ===========================================================================

     A reclamation fund was established to fund future asset retirement obligation costs. The Board of Directors of ARC Resources has approved contributions over a 20-year period that results in minimum annual contributions of $6 million ($5.5 million in 2003) based upon properties owned as at December 31, 2004. Contributions to the reclamation fund and interest earned on the reclamation fund balance have been deducted from the cash distributions to the unitholders. During the year, $3.1 million ($1.9 million in 2003) of actual expenditures were charged against the reclamation fund.

6.   PROPERTY, PLANT AND EQUIPMENT

                                                             2004          2003
    ----------------------------------------------------------------------------
     Property, plant and equipment, at cost          $  2,969,319  $  2,733,118
     Accumulated depletion and depreciation              (952,673)     (717,579)
    ----------------------------------------------------------------------------
     Property, plant and equipment, net              $  2,016,646  $  2,015,539
     ===========================================================================

     The calculation of 2004 depletion and depreciation included an estimated $374.2 million ($315.8 million in 2003) for future development costs associated with proved undeveloped reserves and excluded $52.5 million ($50 million in 2003) for the estimated value of unproved properties.

     Included in the Trust's PP&E balance is $42.3 million ($41.1 million in 2003), net of accumulated depletion, relating to the ARO.

     The Trust performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of PP&E. Based on the calculation, the present value of future net revenues from the Trust's proved plus probable reserves exceeded the carrying value of the Trust's PP&E at December 31, 2004. The benchmark prices used in the calculation are as follows:

                         WTI OIL           USD/CAD       WTI OIL        AECO GAS
     YEAR              ($US/BBL)     EXCHANGE RATE    (CDN$/BBL)    (CDN$/MMBTU)
    ----------------------------------------------------------------------------
     2005                  42.00              0.82         51.22            6.60
     2006                  40.00              0.82         48.78            6.35
     2007                  38.00              0.82         46.34            6.15
     2008                  36.00              0.82         43.90            6.00
     2009                  34.00              0.82         41.46            6.00
     2010 - 2015           33.50              0.82         40.85            6.10
    ----------------------------------------------------------------------------
     Remainder (1)          2.0%              0.82          2.0%            2.0%
     ===========================================================================

     (1) Percentage change represents the change in each year after 2015 to the end of the reserve life.


7.   LONG-TERM DEBT

                                                            2004            2003
     ---------------------------------------------------------------------------
     Revolving credit facilities
         Working capital facility                     $      290     $        --
         CAD denominated facilities                           --         111,298
         USD denominated facilities                           --          37,098
     Senior secured notes
         8.05% USD Note, US $35 million                   33,701          45,234
         4.94% USD Note, US $30 million                   36,108          38,772
     Long-term notes
         4.62% USD Note, US $62.5 million                 75,225              --
         5.10% USD Note, US $62.5 million                 75,225              --
     ---------------------------------------------------------------------------
     Total debt outstanding                           $  220,549     $   232,402
     Current portion of debt                               8,715           9,047
     ---------------------------------------------------------------------------
     Long-term debt                                   $  211,834     $   223,355
     ===========================================================================

     In April 2004, the Trust consolidated its credit facilities into one syndicated facility. The syndication did not impact security or covenants under the credit facility. As at December 31, 2004, the Trust has one syndicated credit facility and one working capital facility to a combined maximum of $620 million including the US$58 million of Senior secured notes and US$125 million of long-term notes.

     REVOLVING CREDIT FACILITIES

     The syndicated revolving credit facility has a 364 day extendable revolving period and a two year term. Borrowings under the facility bear interest at bank prime (4.25 per cent and 4.50 per cent at December 31, 2004 and December 31, 2003, respectively) or, at the Trust's option, Canadian dollar or U.S. dollar bankers' acceptances plus a stamping fee. The lenders review the credit facility each year and determine whether they will extend the revolving periods for another year. The term date of the current credit facility is March 31, 2005.

     In the event that the revolving periods are not extended, the loan balance will become repayable over a two year term period with 20 per cent of the loan balance outstanding on the term date payable on March 31, 2006 followed by three quarterly payments of five per cent of the loan balance. The remaining 65 per cent of the loan balance is payable in one lump sum at the end of the term period. Collateral for the loan is in the form of floating charges on all lands and assignments and negative pledges on specific petroleum and natural gas properties.

     The working capital facility allows for maximum borrowings of $15 million and is due and payable immediately upon demand by the bank. The facility is secured and is subject to the same covenants as the Credit Facility.

     SENIOR SECURED NOTES

     The Senior secured notes were issued in two separate issues pursuant to an Uncommitted Master Shelf Agreement. The first issue of US$35 million Senior secured notes were issued in 2000, bear interest at 8.05 per cent, have a remaining final life of 3.9 years (remaining average life of 2.3 years) and require equal principal payments of US$7 million over a five year period commencing in 2004. During the year, the Trust repaid $8.3 million (US$7 million) of the 8.05 per cent notes. As at December 31, 2004, US$28 million was outstanding on the principal. The second issue of US$30 million Senior secured notes were issued in 2002, bear interest at 4.94 per cent, have a remaining final life of 5.8 years (remaining average life of 3.8 years) and require equal principal payments of US$6 million over a five year period commencing in 2006. Security for the Senior secured notes is in the form of floating charges on all lands and assignments. The Senior secured notes rank pari passu to the revolving credit facilities.

     LONG-TERM NOTES

     The long-term notes were issued on April 27, 2004 via a private placement in two tranches of US$62.5 million each. The first tranche of US$62.5 million has a remaining final life of 9.3 years (remaining average life of 6.8 years) and pays a semi-annual coupon of 4.62 per cent per annum. Immediately following the issuance, the Trust entered into interest rate swap contracts which effectively changed the interest rate from fixed to floating (see Note 10). The second tranche of US$62.5 million has a remaining final life of 11.3 years (remaining average life of 9.3 years) and pays a semi-annual coupon of 5.10 per cent per annum. Repayments of the notes will occur in years 2009 through 2016. Security for the long-term notes is in the form of floating charges on all lands and assignments. The long-term notes rank pari passu to the revolving credit facilities.

     The current portion of debt at December 31, 2004 represents the required principal repayment under the Senior secured notes in November 2005 of US$7 million and the $0.3 million drawn on the working capital facility.

     The payment of principal and interest are allowable deductions in the calculation of cash available for distribution to unitholders and rank in priority to cash distributions payable to unitholders. Should the properties securing this debt generate insufficient revenue to repay the outstanding balances, the unitholders have no direct liability.

     Interest paid during the year did not differ significantly from interest expense.


8.   OTHER LONG-TERM LIABILITIES

                                                              2004         2003
     ---------------------------------------------------------------------------
     Retention bonuses                                  $    2,000    $   3,000
     Accrued long-term incentive compensation                1,893           --
     Commodity and foreign currency contracts                   --        4,883
     ---------------------------------------------------------------------------
     Total other long-term liabilities                  $    3,893    $   7,883
     ===========================================================================

     The retention bonuses arose upon internalization of the management contract in 2002. The long-term portion of retention bonuses will be paid in August 2006 through August 2007.

     The accrued long-term incentive compensation represents the long-term portion of the Trust's estimated liability for the Whole Unit Plan as at December 31, 2004 (see Note 16). This amount is payable in 2006 through 2007.

     The commodity and foreign currency contracts relate to a natural gas fixed price contract that was assumed upon acquisition of Startech in 2001. This contract expired during 2004 and the balance has been fully amortized to earnings as at December 31, 2004.

9.   ASSET RETIREMENT OBLIGATIONS

     The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligations to be $73 million as at December 31, 2004 based on a total future liability of $247 million ($218 million in 2003). These payments are expected to be made over the next 61 years with the majority of costs incurred between 2015 and 2019. The Trust's weighted average credit adjusted risk free rate of 6.9 per cent (7 per cent in 2003) and an inflation rate of 1.5 per cent (1.5 per cent in 2003) were used to calculate the present value of the asset retirement obligations. During the year, no gains or losses were recognized on settlements of asset retirement obligations.

     The following table reconciles the Trust's asset retirement obligations:

                                                            2004           2003
     ---------------------------------------------------------------------------
     Carrying amount, beginning of year               $   66,657    $    42,250
     Increase in liabilities during the year               4,996         23,662
     Settlement of liabilities during the year            (3,232)        (2,213)
     Accretion expense                                     4,580          2,958
     ---------------------------------------------------------------------------
     CARRYING AMOUNT, END OF YEAR                     $   73,001    $    66,657
     ===========================================================================


10.  FINANCIAL INSTRUMENTS

     Financial instruments of the Trust carried on the consolidated balance sheet consist mainly of cash and cash equivalents, accounts receivable, reclamation fund investments, current liabilities, other long-term liabilities, asset retirement obligations, commodity and foreign currency contracts and long-term debt. Except as noted below, as at December 31, 2004 and 2003, there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

     Substantially all of the Trust's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risks. With respect to counterparties to financial instruments, the Trust partially mitigates associated credit risk by limiting transactions to counterparties with investment grade credit ratings.

     The fair value of the US$183 million fixed rate Senior secured and long-term notes (US$65 million in 2003) approximated CDN$219 million as at December 31, 2004 (CDN$85.3 million in 2003).

     During the year, the Trust terminated certain crude oil and foreign currency contracts that resulted in a net cash payment made by the Trust of $4.9 million, consisting of a payment (loss) of $29.4 million for the crude oil contracts and a receipt (gain) of $24.5 million for the foreign currency contracts. The net loss has been recorded in earnings for the year ended December 31, 2004.

     Following is a summary of all derivative contracts in place as at December 31, 2004:

     ---------------------------------------------------------------------------------------------------------
     FINANCIAL WTI CRUDE OIL CONTRACTS
                                           VOLUME           SWAP      BOUGHT PUT       SOLD PUT      SOLD CALL
     TERM                   CONTRACT        BBL/D        USD/BBL         USD/BBL        USD/BBL        USD/BBL
     ---------------------------------------------------------------------------------------------------------
     2005
     Jan 05 - Jan 05           3 Way        3,500             --           49.70          42.00          52.00
     Feb 05 - Mar 05      Put Spread        3,500             --           49.70          29.00             --
     Jan 05 - Mar 05           3 Way          500             --           34.00          29.00          40.10
     Jan 05 - Jun 05      Max Payout        4,000          28.95              --          26.00             --
     Jan 05 - Dec 05      Put Spread        2,000             --           47.32          29.00             --
     Jan 05 - Dec 05      Put Spread        2,000             --           47.05          29.00             --
     Jan 05 - Dec 05      Put Spread        1,000             --           46.65          33.00             --
     Apr 05 - Dec 05           3 Way          500             --           34.00          30.00          41.75
     Apr 05 - Dec 05      Put Spread        3,500             --           46.36          30.00             --
     Jul 05 - Dec 05     Swaption(1)        4,000          28.95              --             --             --
     ---------------------------------------------------------------------------------------------------------
               2005 WEIGHTED AVERAGE       13,000          28.95           46.39          29.45          45.32
     =========================================================================================================

     2006
     Jan 06 - Mar 06           3 Way        2,000             --           36.00          29.00          40.00
     Apr 06 - Jun 06           3 Way        2,000             --           36.00          29.00          40.65
     ---------------------------------------------------------------------------------------------------------
               2006 WEIGHTED AVERAGE          992             --           36.00          29.00          40.33
     =========================================================================================================
     (1) Counterparty  can exercise  their option on June 30, 2005 for a fixed price swap at US$28.95
         (CAD $38.80) for the period July through December 2005.

FINANCIAL AECO NATURAL GAS CONTRACTS
                                           VOLUME           SWAP      BOUGHT PUT       SOLD PUT      SOLD CALL
     TERM                   CONTRACT         GJ/D         CAD/GJ          CAD/GJ         CAD/GJ         CAD/GJ
     ---------------------------------------------------------------------------------------------------------
     2005
     Jan 05 - Jan 05      Put Spread       10,000             --            8.05           6.50             --
     Jan 05 - Jan 05      Put Spread       10,000             --            8.67           6.50             --
     Jan 05 - Jan 05      Put Spread       10,000             --            9.41           7.00             --
     Feb 05 - Feb 05      Put Spread       10,000             --            9.41           6.00             --
     Jan 05 - Mar 05           3 Way       10,000             --            6.75           5.50           8.10
     Jan 05 - Mar 05           3 Way       10,000             --            7.25           5.75           8.76
     Jan 05 - Mar 05           3 Way       10,000             --            7.75           6.25           9.20
     Jan 05 - Mar 05          Collar       10,000             --            7.00             --           9.90
     Feb 05 - Mar 05           Floor       10,000             --            8.05             --             --
     Feb 05 - Mar 05           Floor       10,000             --            8.67             --             --
     Mar 05 - Mar 05           Floor       10,000             --            9.41             --             --
     Apr 05 - Oct 05           3 Way       10,000             --            6.00           5.00           8.00
     Apr 05 - Oct 05           3 Way        5,000             --            6.50           5.50           7.55
     Apr 05 - Oct 05           3 Way        5,000             --            6.50           5.50           8.00
     Apr 05 - Oct 05           Floor        5,000             --            6.75             --             --
     Apr 05 - Oct 05           Floor       10,000             --            6.99             --             --
     Apr 05 - Oct 05           Floor       10,000             --            7.42             --             --
     Apr 05 - Oct 05           Floor       10,000             --            6.65             --             --
     Apr 05 - Oct 05           Floor       10,000             --            6.63             --             --
     Apr 05 - Oct 05           Floor       10,000             --            6.85             --             --
     ---------------------------------------------------------------------------------------------------------
               2005 WEIGHTED AVERAGE       61,233             --            7.04           5.63           8.39
     =========================================================================================================

     FINANCIAL AECO/NYMEX NATURAL GAS BASIS CONTRACTS
                                                                                         VOLUME           SWAP
     TERM                   CONTRACT                                                    MMBTU/D      USD/MMBTU
     ---------------------------------------------------------------------------------------------------------
     2005
     Apr 05 - Oct 05            Swap                                                     10,000        (0.865)
     ---------------------------------------------------------------------------------------------------------
               2005 WEIGHTED AVERAGE                                                      5,863        (0.865)
     =========================================================================================================

     FINANCIAL FOREIGN EXCHANGE CONTRACTS
                                                                          VOLUME           SWAP           SWAP
     TERM                   CONTRACT                                      MM USD        CAD/USD        USD/CAD
     ---------------------------------------------------------------------------------------------------------
     USD SALES CONTRACTS
     2005
     Jan 05 - Dec 05            Swap                                        43.1         1.2153         0.8228
     Jan 05 - Dec 05            Swap                                        54.6         1.2115         0.8254
     Jan 05 - Dec 05            Swap                                        36.0         1.2169         0.8218
     Jan 05 - Dec 05            Swap                                        28.7         1.2000         0.8333
     ---------------------------------------------------------------------------------------------------------
     TOTAL AND 2005 WEIGHTED AVERAGE                                       162.4         1.2117         0.8253
     ---------------------------------------------------------------------------------------------------------

     2006
     Jan 06-- Jun 06            Swap                                         6.5         1.2115         0.8254
     Jan 06 - Jun 06            Swap                                         6.5         1.2000         0.8333
     ---------------------------------------------------------------------------------------------------------
     TOTAL AND 2006 WEIGHTED AVERAGE                                        13.0         1.2058         0.8294
     ---------------------------------------------------------------------------------------------------------

     USD PURCHASE CONTRACTS
     2005
     Jan 05 - Dec 05            Swap                                        15.6         1.1966         0.8357
     =========================================================================================================

     FINANCIAL ELECTRICITY CONTRACTS(1)
                                                                                         VOLUME           SWAP
     TERM                   CONTRACT                                                        MWH        CAD/MWH
     ---------------------------------------------------------------------------------------------------------
     Jan 05 - Dec 10            Swap                                                        5.0          63.00
     =========================================================================================================

     (1) Contracted volume is based on a 24/7 term.

     FINANCIAL INTEREST RATE CONTRACTS (1)
                                                                       PRINCIPAL   FIXED ANNUAL      SPREAD ON
     TERM                   CONTRACT                                      MM USD       RATE (%)    3 MO. LIBOR
     ---------------------------------------------------------------------------------------------------------
     Jan 05 - Apr 14            Swap                                        30.5           4.62       38.5 bps
     Jan 05 - Apr 14            Swap                                        32.0           4.62       38.0 bps
     ---------------------------------------------------------------------------------------------------------
     TOTAL AND ANNUAL WEIGHTED AVERAGE                                      62.5           4.62       38.2 BPS
     =========================================================================================================

     (1) Interest rate swap contracts have an optional termination date of April 27, 2009. The Trust has the option to extend the optional termination date by one year on the anniversary of the trade date each year until April 2009. Starting in 2009, the contract amount decreases annually until 2014. The Trust pays the floating interest rate based on the three month LIBOR plus a spread and receives the fixed interest rate.


     The Trust has designated its fixed price electricity contract as an effective accounting hedge as at January 1, 2004. A realized loss of $0.4 million (nil in 2003) on the electricity contract has been included in operating costs. The fair value unrealized loss on the electricity contract of $3.6 million has not been recorded on the consolidated balance sheet at December 31, 2004.

     The Trust has entered into interest rate swap contracts to manage a portion of the Company's interest rate exposure on debt instruments. These contracts have been designated as effective accounting hedges. A realized gain of $1.4 million for 2004 ($0.008 million gain in 2003) on the interest rate swap contracts has been included in interest expense. The fair value unrealized loss on the interest rate swap contracts of $0.04 million has not been recorded on the consolidated balance sheet at December 31, 2004.

     None of the Trust's commodity and foreign currency contracts have been designated as effective accounting hedges. Accordingly, all commodity and foreign currency contracts have been accounted as assets and liabilities in the consolidated balance sheet based on their fair values.

     The following table reconciles the movement in the fair value of the Trust's financial commodity and foreign currency contracts that have not been designated as effective accounting hedges:

     -------------------------------------------------------------------------------------
     Fair value at January 1, 2004 (1)                                          $ (14,575)
     -------------------------------------------------------------------------------------
     Change in fair value of contracts in the period                               10,533
     Fair value at December 31, 2004 (1)                                           (4,042)
     Realized losses in the period                                                (86,909)
     Non-cash amortization of crystallized hedging gains                            4,883
     -------------------------------------------------------------------------------------
     Loss on commodity and foreign currency contracts (1)                       $ (86,068)
     =====================================================================================

     Commodity and foreign currency contracts liability at December 31, 2004    $ (26,336)
     Commodity and foreign currency contracts asset at December 31, 2004        $  22,294
     =====================================================================================

     (1) Excludes the fixed price electricity contract and interest rate swap contracts that were accounted for as effective accounting hedges.

     Upon implementation of the new hedge accounting guideline on January 1, 2004, the Trust recorded a liability and corresponding deferred hedge loss of $14.6 million for the fair value of the contracts at that time. The opening deferred hedge loss was amortized to income over the terms of the contracts in place at January 1, 2004. As at December 31, 2004, the deferred hedge loss had been fully amortized. At December 31, 2004, the fair value of the contracts that were not designated as accounting hedges was a loss of $4.0 million.

     The Trust recorded a loss on commodity and foreign currency contracts of $86.1 million in the statement of income for 2004. This amount includes the realized and unrealized gains and losses on derivative contracts that do not qualify as effective accounting hedges. Included in this amount is an unrealized gain of $10.5 million due to the change in fair value of the contracts in the period. Realized cash losses on contracts during the year of $86.9 million and amortization expense of $14.6 million of the opening deferred hedge loss have been included in this amount. In addition, this amount includes a non-cash amortization gain of $4.9 million relating to contracts that were previously recorded on the consolidated balance sheet.

11.  INCOME TAXES

     Effective April 1, 2004, the Alberta government enacted a reduction in provincial corporate income tax rates to 11.5 per cent from 12.5 per cent.

     In 2003, Royal Assent was received, thereby legislating certain reductions in corporate income tax rates. The rate reductions are to be phased in over five years commencing in 2003. The rate changes incorporate a reduction in the applicable tax rate on resource income from 28 per cent to 21 per cent, provide for the deduction of crown royalties and eliminate the deduction for resource allowance.

     As a result of the changes to the income tax rates, the Trust's future income tax rate applied to temporary differences decreased to approximately 34 per cent in 2004 (35 per cent in 2003) compared to the tax rate of 39 per cent applicable to the 2004 income tax year. Due to the reductions in the future income tax rates, the Trust recorded a future income tax recovery of $5.9 million in 2004 ($66.1 million in 2003). Of the $66.1 million future income tax recovery recorded in 2003, $39.2 million was attributed to the future income tax liability recorded on the Star acquisition (see Note 4).

     The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before future income tax recovery as follows:

                                                                  2004                  2003
     ----------------------------------------------------------------------------------------
     Income before future income tax recovery           $      219,541       $       196,657
     ----------------------------------------------------------------------------------------
     Expected income tax expense at statutory rates             85,410                80,118
     Effect on income tax of:
         Net income of the Trust                               (86,547)              (92,299)
         Effect of change in corporate tax rate                 (5,861)              (66,099)
         Resource allowance                                    (13,341)              (10,857)
         Unrealized gain on foreign exchange                    (8,412)               (7,618)
         Non-deductible crown charges                            1,304                 2,434
         Alberta Royalty Tax Credit                                244                    39
         Capital Tax                                             1,103                   738
     ----------------------------------------------------------------------------------------
     Future income tax recovery                         $      (26,100)      $       (93,544)
     =========================================================================================

     The net future income tax liability is comprised of the following:

                                                                  2004                   2003
     ----------------------------------------------------------------------------------------
     Future tax liabilities:
         Capital assets in excess of tax value          $      345,987       $        350,837
     Future tax assets:
         Non-capital losses                                    (19,429)               (23,068)
         Asset retirement obligations                          (19,434)               (17,721)
         Commodity and foreign currency contracts               (1,384)                (1,049)
         Attributed Canadian royalty income                     (5,289)                (6,767)
         Deductible share issue costs                              (45)                  (267)
     ----------------------------------------------------------------------------------------
     Net future income tax liability                    $      300,406       $        301,965
     =========================================================================================

     The petroleum and natural gas properties and facilities owned by the Trust's corporate subsidiaries have an approximate tax basis of $364.6 million ($288.9 million in 2003) available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carry forwards of $56.7 million ($66 million in 2003) that expire in the years through 2010.

     No current income taxes were paid or payable in 2004 or 2003.

12.  UNITHOLDERS' CAPITAL

     The Trust is authorized to issue 650 million Trust units of which 185.8 million units were issued and outstanding as at December 31, 2004 (179.8 million as at December 31, 2003).

     On June 8, 2004, the Trust issued 2,032,358 Trust units at $15.01 per unit for proceeds of $30.5 million in conjunction with the acquisition of United Prestville Ltd.

     The Trust has in place a Distribution Reinvestment and Optional Cash Payment Program Plan ("DRIP") in conjunction with the Trusts' transfer agent to provide the option for unitholders to reinvest cash distributions into additional Trust units issued from treasury at a five per cent discount to the prevailing market price with no additional fees or commissions.

     The Trust is an open ended mutual fund under which unitholders have the right to request redemption directly from Trust. Units tendered by holders are subject to redemption under certain terms and conditions including the determination of the redemption price at the lower of the closing market price on the date units are tendered or 90 per cent of the weighted average trading price for the 10 day trading period commencing on the tender date. Cash payments for units tendered for redemption are limited to $100,000 per month with redemption requests in excess of this amount eligible to receive a note from ARC Resources Ltd. for a maximum of $500 million accruing interest at 6 per cent and repayable within 15 years.

                                                              2004                           2003
     --------------------------------------------------------------------------------------------------------
                                                    NUMBER OF                      Number of
                                                   TRUST UNITS                  Trust Units
     --------------------------------------------------------------------------------------------------------
     Balance, beginning of year (1)                    179,780  $   1,843,112        123,305    $  1,175,149
     --------------------------------------------------------------------------------------------------------
     Issued for properties (Note 4)                      2,032         30,500             --              --
     Issued for cash                                        --             --         27,000         338,050
     Issued on conversion of
         convertible debentures (Note 4)                    --             --         27,027         320,000
     Issued on conversion of ARML
         exchangeable shares (Note 13)                      --             --             60             708
     Issued on conversion of ARL
         exchangeable shares (Note 13)                     363          4,295            504           6,544
     Issued on exercise of employee rights (Note 15)     1,751         20,672            901           8,015
     Distribution reinvestment program                   1,896         27,924            983          12,461
     Trust unit issue costs                                 --           (152)            --         (17,815)
     --------------------------------------------------------------------------------------------------------
     Balance, end of year                              185,822  $   1,926,351        179,780    $  1,843,112
     ========================================================================================================

     (1) Opening balances have been restated for the retroactive change in accounting policy for non-controlling interest pertaining to exchangeable securities (see Note 3 for further discussion).

13.  EXCHANGEABLE SHARES

     The ARC Resources Ltd. exchangeable shares ("ARL Exchangeable Shares") were issued on January 31, 2001 at $11.36 per exchangeable share as partial consideration for the Startech acquisition. The issue price of the exchangeable shares was determined based on the weighted average trading price of Trust units preceding the date of announcement of the acquisition. The ARL Exchangeable Shares had an exchange ratio of 1:1 at the time of issuance.

     ARL Exchangeable Shares can be converted (at the option of the holder) into Trust units at any time. The number of Trust units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid divided by the ten day weighted average unit price preceding the record date. The exchangeable shares are not eligible for distributions and, in the event that they are not converted, any outstanding shares are redeemable by the Trust for Trust units on or after February 1, 2004 until February 1, 2010. The ARL Exchangeable Shares are publicly traded.

     The ARC Resources Management Ltd. exchangeable shares ("ARML Exchangeable Shares") were issued on August 29, 2002 to shareholders of ARML at $12.73 per exchangeable share pursuant to the acquisition of all of the outstanding common shares of ARML. The issue price of the exchangeable shares was determined based on the ten day weighted average trading price of the Trust units preceding the date of announcement of the transaction. The exchangeable shares issued to ARML shareholders were a new series of exchangeable shares that were not publicly traded. The ARML Exchangeable Shares had an exchange ratio of 1:1 at the time of issuance.

     The ARML Exchangeable Shares were convertible (at the option of the holder) into Trust units at any time. The number of Trust units issuable upon conversion was based upon the exchange ratio in effect at the conversion date. The exchange ratio was calculated monthly based on the exchange ratio for the prior month times the cash distribution paid to unitholders divided by the ten day weighted average unit price preceding the record date. The exchangeable shares were not eligible for distributions and, any outstanding shares were redeemable by the Trust for Trust units on or after August 30, 2005 until August 29, 2012.

     On May 16, 2003, the Trust merged ARC Resources and ARML and in turn converted all issued and outstanding ARML exchangeable shares into ARL exchangeable shares. Pursuant to the merger, holders of ARML exchangeable shares received 0.80676 ARL exchangeable shares for each ARML exchangeable share. This transaction had no impact on the total number of Trust units outstanding or issuable for exchangeable shares. The terms of the ARL exchangeable shares were revised upon conversion to carry the same terms and provisions as had applied to the ARML exchangeable shares whereby outstanding shares are redeemable by the Trust for Trust units on or after August 30, 2005 until August 29, 2012.

     ARL EXCHANGEABLE SHARES                                 2004         2003
     ---------------------------------------------------------------------------
     Balance, beginning of year                             2,011           637
     Exchanged for Trust units                               (227)         (361)
     Issued on conversion of
         ARML exchangeable shares                              --         1,735
     ---------------------------------------------------------------------------
     Balance, end of year                                   1,784         2,011
     Exchange ratio, end of year                          1.67183       1.49013
     ---------------------------------------------------------------------------
     Trust units issuable upon conversion, end of year      2,982         2,997
     ===========================================================================


     ARML EXCHANGEABLE SHARES                                2004         2003
     ---------------------------------------------------------------------------
     Balance, beginning of year                                --         2,206
     Exchanged for Trust units                                 --           (56)
     Converted to ARL exchangeable shares                      --        (2,150)
     ---------------------------------------------------------------------------
     Balance, end of year                                      --            --
     ===========================================================================


     The Trust retroactively applied EIC-151 "Exchangeable Securities Issued by a Subsidiary of an Income Trust" in 2004. The non-controlling interest on the consolidated balance sheet consists of the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net income attributable to the non-controlling interest on the consolidated statement of income represents the cumulative share of net income attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total Trust units issued and issuable at each period end during the year.

     Following is a summary of the non-controlling interest for 2004 and 2003:

                                                                              2004          2003
     --------------------------------------------------------------------------------------------
     Non-controlling interest, beginning of year                         $  36,311    $   37,213
     Exchanged for Trust units                                              (4,295)       (6,544)
     Current period net income attributable to non-controlling interest      3,951         5,642
     --------------------------------------------------------------------------------------------
     NON-CONTROLLING INTEREST, END OF YEAR                               $  35,967    $   36,311
     --------------------------------------------------------------------------------------------
     ACCUMULATED EARNINGS ATTRIBUTABLE TO NON-CONTROLLING INTEREST       $  15,139    $   11,187
     ============================================================================================

14.  RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

     Cash distributions are calculated in accordance with the Trust Indenture. To arrive at cash distributions, cash flow from operations, before changes in non-cash working capital, is reduced by reclamation fund contributions including interest earned on the fund, a portion of capital expenditures, debt repayments, and interest paid on the convertible debentures. The portion of cash flow withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

                                                                                   2004         2003
     ------------------------------------------------------------------------------------------------
     Cash flow from operations before changes in non-cash working capital  $    448,033  $   396,180
     Add (deduct):
         Cash withheld to fund current period capital expenditures             (110,846)    (106,625)
         Reclamation fund contributions and interest earned on fund              (7,210)      (6,157)
         Interest on convertible debentures                                          --       (4,070)
     ------------------------------------------------------------------------------------------------
     Cash distributions                                                         329,977      279,328
     Accumulated cash distributions, beginning of year                          968,275      688,947
     ------------------------------------------------------------------------------------------------
     Accumulated cash distributions, end of year                           $  1,298,252  $   968,275
     ================================================================================================
     Cash distributions per unit (1)                                       $       1.80  $      1.80
     Accumulated cash distributions per unit, beginning of year                   12.44        10.64
     ------------------------------------------------------------------------------------------------
     Accumulated cash distributions per unit, end of year                  $      14.24  $     12.44
     ================================================================================================

     (1) Cash distributions per Trust unit reflect the sum of the per Trust unit amounts declared monthly to unitholders.

15.  TRUST UNIT INCENTIVE RIGHTS PLAN

     The Trust Unit Incentive Rights Plan (the "Rights Plan") was established in 1999 that authorized the Trust to grant up to 8,000,000 rights to its employees, independent directors and long-term consultants to purchase Trust units, of which 7,866,088 were granted to December 31, 2004. The initial exercise price of rights granted under the Rights Plan may not be less than the current market price of the Trust units as at the date of grant and the maximum term of each right is not to exceed ten years. In general, these rights have a five year term and vest equally over three years commencing on the first anniversary date of the grant. In addition, the exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceeds 2.5 per cent (ten per cent annually) of the Trust's net book value of property, plant and equipment (the "Excess Distribution"), as determined by the Trust.

     During the year, the Trust granted 27,000 rights (2,991,099 rights in 2003) to employees, independent directors and long-term consultants to purchase Trust units at an exercise price of $15.42 per Trust unit. No future rights will be issued as the rights plan was replaced with a Whole Unit Plan during 2004 (see Note 16). The existing Rights Plan will be in place until the remaining three million rights outstanding as at December 31, 2004 are exercised or cancelled.

     A summary of the changes in rights outstanding under the Rights Plan is as follows:

                                                              2004                             2003
     ----------------------------------------------------------------------------------------------------------
                                                                     WEIGHTED                         Weighted
                                                                      AVERAGE                          Average
                                                        NUMBER       EXERCISE           Number        Exercise
                                                     OF RIGHTS          PRICE        of Rights           Price
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of year                          4,869       $  11.29            3,041       $   10.64
     Granted                                                27          15.42            2,991           12.15
     Exercised                                          (1,751)         10.57             (901)           8.89
     Cancelled                                            (136)         11.60             (262)          11.61
     ----------------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price          3,009          11.72            4,869           11.84
     Reduction of exercise price                            --          (0.80)              --           (0.55)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of year                                3,009       $  10.92            4,869       $   11.29
     ==========================================================================================================


     A summary of the plan as at December 31, 2004 is as follows:

                                       Adjusted            Number                  Remaining         Number of
           Exercise Price              Exercise         of Rights           Contractual Life             Rights
            At Grant Date                 Price       Outstanding          of Rights (years)        Exercisable
     ----------------------------------------------------------------------------------------------------------
       $             9.10     $            5.38                41                       0.33                 41
                    11.94                  9.64               146                       1.48                146
                    12.56                 12.27               596                       2.39                225
                    12.17                 11.07             2,199                       3.38                376
                    15.42                 15.08                27                       4.23                 --
     ----------------------------------------------------------------------------------------------------------
       $            12.23     $           10.92             3,009                       3.05                788
     ==========================================================================================================

     The Trust recorded compensation expense of $5.2 million for the year ($3.5 million in 2003) for the cost associated with the rights. Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 190,866 rights have been cancelled and 596,928 rights have been exercised to December 31, 2004.

     On December 31, 2004, the Trust prospectively applied the fair value based method of accounting for the rights plan. Previously, the Trust applied the intrinsic value methodology due to the number of uncertainties regarding the reduction in the exercise price of the rights which deemed a fair value calculation to be inappropriate. The Trust has now applied the fair value calculation as the variables have become more certain, including the life of the plan, future expected distributions and expected reduction in the rights price, where applicable.

     The Trust used the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding rights issued on or after January 1, 2003. The following assumptions were used to arrive at the estimate of fair value as at December 31, 2004:

     ---------------------------------------------------------------------------------------
                                                                                       2004
     ---------------------------------------------------------------------------------------
     Expected annual right's exercise price reduction                           $      0.72
     ---------------------------------------------------------------------------------------
     Expected volatility                                                              13.2%
     Risk-free interest rate                                                           3.7%
     Expected life of option (years)                                                    1.1
     Expected forfeitures                                                                --
     ---------------------------------------------------------------------------------------

     As at December 31, 2004, the fair value calculation resulted in cumulative expense of $8.7 million compared to the $10.2 million recorded as cumulative compensation expense to September 30, 2004 under the intrinsic value methodology. The $1.5 million difference was recorded as compensation recovery in the fourth quarter of 2004. The remaining future fair value of the rights of $3.7 million will be recognized in earnings over the remaining vesting period of the rights outstanding.

     The following table reconciles the movement in the contributed surplus balance:

     ---------------------------------------------------------------------------------------
                                                                       2004            2003
     ---------------------------------------------------------------------------------------
     Balance, beginning of year                               $       3,471     $        --
     Compensation expense                                             5,171           3,471
     Net benefit on rights exercised (1)                             (2,167)             --
     ---------------------------------------------------------------------------------------
     Balance, end of year                                     $       6,475     $     3,471
     =======================================================================================
     (1) Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' capital.

     For rights granted in 2002, the Trust has disclosed proforma results as if the amended accounting standard had been applied retroactively.

     ---------------------------------------------------------------------------------------
     PRO FORMA RESULTS                                                 2004             2003
     ---------------------------------------------------------------------------------------
     Net income as reported                                   $     241,690     $    284,559
     Less:  compensation expense for rights issued in 2002            3,189            3,483
     ---------------------------------------------------------------------------------------
     Pro forma net income                                     $     238,501     $    281,076
     ---------------------------------------------------------------------------------------
     Basic net income per trust unit
         As reported                                          $        1.32     $       1.88
         Pro forma                                            $        1.30     $       1.85
     ---------------------------------------------------------------------------------------
     Diluted net income per trust unit
         As reported                                          $        1.31     $       1.82
         Pro forma                                            $        1.29     $       1.79
     =======================================================================================

16.  WHOLE TRUST UNIT INCENTIVE PLAN

     In March 2004, the Board of Directors, upon recommendation of the Compensation Committee, approved a new Whole Trust Unit Incentive Plan (the "Whole Unit Plan") to replace the existing Trust Unit Incentive Rights Plan for new awards granted subsequent to March 31, 2004. The new Whole Unit Plan will result in employees, officers and directors (the "plan participants") receiving cash compensation in relation to the value of a specified number of underlying notional trust units. The Whole Unit Plan consists of RTU's for which the number of trust units is fixed and will vest over a period of three years and PTU's for which the number of trust units is variable and will vest at the end of three years.

     Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus notional accrued distributions. The cash compensation issued upon vesting of the PTU's is dependent upon the future performance of the Trust compared to its peers based on a performance multiplier. The performance multiplier is based as to 75 per cent on the percentile rank of the Trust's Total Unitholder Return and as to 25 per cent on the percentile rank of the Trust's Recycle Ratio relative to a defined peer group subject to approval from the Compensation Committee. The cash compensation issued upon vesting of the PTU's may range from zero to two times the number of the PTU's originally granted.

     The fair value associated with the RTU's and PTU's is expensed in the statement of income over the vesting period. As the value of the RTU's and PTU's is dependent upon the trust unit price, the expense recorded in the statement of income may fluctuate over time.

     The Trust recorded compensation expense of $2.9 million in 2004 for the estimated cost of the plan. The compensation expense was based on the December 31, 2004 unit price of $17.90, distributions of $0.15 per unit per month during the year, and management's estimate of the number of RTU's and PTU's to be issued on maturity.

     -----------------------------------------------------------------------------------------
                                                                     NUMBER OF      NUMBER OF
                                                                         RTU'S          PTU'S
     -----------------------------------------------------------------------------------------
     Balance, beginning of year                                             --             --
     Granted                                                           226,837        128,908
     Forfeited                                                          (2,439)          (577)
     -----------------------------------------------------------------------------------------
     Balance, end of year                                              224,398        128,331
     =========================================================================================

17.  BASIC AND DILUTED PER TRUST UNIT CALCULATIONS

     Net income per Trust unit has been determined based on the following:

                                                                        2004         2003 (4)
     -----------------------------------------------------------------------------------------
     Weighted average trust units (1)                                183,123          151,698
     -----------------------------------------------------------------------------------------
     Trust units issuable on conversion of exchangeable shares (2)     2,982            2,997
     Dilutive impact of rights and convertible debentures (3)          1,756            5,105
     -----------------------------------------------------------------------------------------
     Diluted trust units                                             187,861          159,800
     =========================================================================================

     (1) Weighted average Trust units excludes trust units issuable for exchangeable shares.
     (2) Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio.
     (3) All outstanding rights were dilutive and therefore none have been excluded in the diluted unit calculation (118,700 rights excluded in 2003).
     (4) Weighted average trust units have been restated to exclude trust units issuable for exchangeable shares in accordance with the retroactive change in accounting policy for non-controlling interest.

     In 2003, net income in the basic per Trust unit calculation was reduced by interest on the convertible debentures of $4.1 million. No such adjustments were made for the 2004 calculation.

     Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units. Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted trust units.


18.  COMMITMENTS AND CONTINGENCIES

     Following is a summary of the Trust's contractual obligations and commitments as at December 31, 2004:

     ----------------------------------------------------------------------------------------------------------
                                                                      PAYMENTS DUE BY PERIOD
     ----------------------------------------------------------------------------------------------------------

     ($ MILLIONS)                           2005      2006-2007        2008-2009      THEREAFTER          TOTAL
     ----------------------------------------------------------------------------------------------------------
     Debt repayments (1)                     8.7           31.3             35.4           145.1          220.5
     Operating leases                        4.3            7.2              6.5             3.2           21.2
     Purchase commitments                    4.4            3.4              2.7             8.0           18.5
     Retention bonuses                       1.0            2.0               --              --            3.0
     Derivative contract premiums (2)       29.4             --               --              --           29.4
     ----------------------------------------------------------------------------------------------------------
     Total contractual obligations          47.8           43.9             44.6           156.3          292.6
     ==========================================================================================================

     (1) Includes long-term and short-term debt.
     (2) Fixed premiums to be paid in future periods on certain commodity derivative contracts.

     In addition to the above, the Trust has commitments related to its risk management program (see Note 10).

     The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to approximately $40 to $60 million of capital expenditures by means of giving the necessary authorizations to incur the capital in a future period. This commitment has not been disclosed in the above commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

     The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. The Trust has an obligation for future fixed transportation charges, pursuant to one aggregator contract, for which the transportation is not physically being utilized due to a shortage of demand. The Trust has estimated that its total future liability for the future transportation charges approximates $10 million over the period 2005 through 2012. This transportation liability will be realized as a reduction of the Trust's net gas price over the corresponding period as the charges are incurred. For all other aggregator contracts, prices received by the Trust closely track to market prices.

     The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results of operations.


19. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from US GAAP. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are immaterial except as described below:

     The application of US GAAP would have the following effect on net income as reported.

                                                                                         2004             2003
     ----------------------------------------------------------------------------------------------------------
     Net income  as reported for Canadian GAAP                                  $     241,690     $    284,559
     Adjustments:
     Depletion and depreciation (a)                                                    19,004           22,258
     Unrealized gain (loss) on derivative instruments (e)                              13,721            3,706
     Interest on convertible debentures (d)                                                --           (4,070)
     Unit based compensation (c)                                                       (9,219)          (6,991)
     Non-controlling interest (g)                                                       3,951            5,642
     Effect of applicable income taxes on the above adjustments                        (2,142)          (2,835)
     ----------------------------------------------------------------------------------------------------------
     Net income under US GAAP before cumulative effect of
         change in accounting principles                                              267,005          302,269
     ----------------------------------------------------------------------------------------------------------
     Cumulative effect of change in accounting principle,
         net of applicable income taxes (b)                                                --           12,085
     ----------------------------------------------------------------------------------------------------------
     Net income under US GAAP                                                   $     267,005     $    314,354
     ==========================================================================================================

     Net income per Trust unit
     ----------------------------------------------------------------------------------------------------------
     BASIC (h)
         Net income before cumulative effect of change
                    in accounting principle                                     $        1.43     $       1.95
         Cumulative effect of change in accounting principle                               --             0.08
     ----------------------------------------------------------------------------------------------------------
         Net income after cumulative effect of changes in accounting principle  $        1.43     $       2.03
     ==========================================================================================================

     DILUTED (h)
         Net income before cumulative effect of change
                    in accounting principle                                     $        1.42     $       1.89
         Cumulative effect of change in accounting principle                               --             0.08
     ----------------------------------------------------------------------------------------------------------
         Net income after cumulative effect of changes in accounting principle  $        1.42     $       1.97
     ==========================================================================================================

     ----------------------------------------------------------------------------------------------------------
     COMPREHENSIVE INCOME:
     Net income under US GAAP                                                   $     267,005     $    314,354
     Unrealized gain (loss) on derivative instruments,
         net of applicable income taxes                                                (2,441)           3,692
     ----------------------------------------------------------------------------------------------------------
     Comprehensive income (e)                                                   $     264,564     $    318,046
     ==========================================================================================================

     The application of US GAAP would have the following effect on the consolidated balance sheets as reported:

                                                              2004                             2003
     ----------------------------------------------------------------------------------------------------------
                                                      CANADIAN             US         Canadian              US
                                                          GAAP           GAAP             GAAP            GAAP
                                                                                                  (as restated
                                                                                                      (Note f))
     ----------------------------------------------------------------------------------------------------------
     Property, plant and equipment                  $2,016,646     $1,868,428       $2,015,539      $1,848,317
     Commodity and foreign currency contracts           (4,042)        (7,685)          (4,883)        (18,558)
     Future income taxes                              (300,406)      (270,173)        (301,965)       (270,838)
     Non-controlling interest                          (35,967)            --          (36,311)             --
     Temporary equity (f)                                   --     (3,379,594)              --      (2,694,138)
     Unitholders' capital                           (1,926,351)            --       (1,843,112)             --
     Contributed surplus                                (6,475)            --           (3,471)             --
     Accumulated earnings                             (878,807)       651,227         (637,117)        323,943
     Accumulated other comprehensive income                 --          2,395               --             (46)
     ==========================================================================================================

     The above noted differences between Canadian GAAP and US GAAP are the result of the following:

     (a) The Trust performs an impairment test that limits net capitalized costs to the discounted estimated future net revenue from proved and risked probable oil and natural gas reserves plus the cost of unproved properties less impairment, using forward prices. For Canadian GAAP the discount rate used must be equal to a risk free interest rate. Under US GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount rate of 10 per cent. Prices used in the US GAAP ceiling tests are those in effect at year-end. The amounts recorded for depletion and depreciation have been adjusted in the periods following the additional write-downs taken under US GAAP to reflect the impact of the reduction of depletable costs.

     (b) During 2003, the Trust adopted CICA Handbook Section 3110-- "Asset Retirement Obligations" for Canadian GAAP and SFAS 143-- "Accounting for Asset Retirement Obligations" for US GAAP. The transitional provisions differ between Canadian GAAP and US GAAP in that Canadian GAAP requires restatement of comparative amounts whereas US GAAP does not allow restatement.

     (c) Prior to January 1, 2003, compensation expense was recognized for Canadian GAAP based on the intrinsic value at the grant date of the rights granted to employees, directors and long-term consultants who otherwise meet the definition of an employee of the Trust under its Trust Unit Incentive Rights Plan. For the years ended December 31, 2004 and 2003, pro forma disclosures are included in the notes to the consolidated financial statements of the impact on net income and net income per Trust unit had the Trust accounted for compensation expense based on the fair value of rights granted during 2002. Effective January 1, 2003, the Trust accounts for compensation expense for rights granted on or after January 1, 2003 based on the fair value method of accounting. At that time, as the Trust could not determine a reasonable estimate of the fair value of the rights granted using an option pricing model, compensation was determined using the intrinsic value of the rights at the exercise date or at the date of the consolidated financial statements for unexercised rights. In the fourth quarter of 2004, the Trust was able to develop a reasonable estimate for the fair value of the rights, and has adjusted compensation expense prospectively as a change in estimate.

         For US GAAP purposes, the Plan has been accounted for as a variable compensation plan as the exercise price of the rights is subject to downward revisions from time to time. Accordingly, compensation expense is determined as the excess of the market price over the adjusted exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights. After the rights have vested, compensation expense is recognized in income in the period in which a change in the market price of the Trust units or the exercise price of the rights occurs.

         An adjustment to earnings has been recorded to reflect the additional compensation expense on rights issued prior to January 1, 2003 for US GAAP purposes and for the difference between the intrinsic value and the fair value of rights issued since that time which are still outstanding at December 31, 2004.

     (d) Under Canadian GAAP, the convertible debentures were classified as unitholders' equity and interest paid on the convertible debentures was recorded as a reduction of retained earnings and as a reduction in cash flow from financing activities. Under US GAAP, convertible debentures are classified as long-term debt and interest paid has been classified in cash flow from operating activities. Accordingly, an adjustment has been recorded to earnings to record interest expense on the convertible debentures. The applicable income tax has been included in the provision for income taxes. As at December 31, 2004 and 2003, the Trust had no convertible debentures outstanding.

     (e) US GAAP requires that all derivative instruments (including derivative instruments embedded in other contracts), as defined, be recorded on the consolidated balance sheet as either an asset or liability measured at fair value and requires that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Hedge accounting treatment allows unrealized gains and losses to be deferred in other comprehensive income (for the effective portion of the hedge) until such time as the forecasted transaction occurs, and requires that a company formally document, designate, and assess the effectiveness of derivative instruments that receive hedge accounting treatment. Under Canadian GAAP, derivative instruments that meet these specific hedge accounting criteria are not recorded on the consolidated balance sheet. In addition, unrealized gains and losses on effective hedges are not recorded in the financial statements. The Trust formally documented and designated all hedging relationships and verified that its hedging instruments were effective in offsetting changes in actual prices and rates received by the Trust. Hedge effectiveness is monitored and any ineffectiveness is reported in the consolidated statement of income.

         A reconciliation of the components of accumulated other comprehensive income related to all derivative positions is as follows:

                                                                         2004                         2003
         ----------------------------------------------------------------------------------------------------------
                                                                   GROSS     AFTER TAX          Gross     After Tax
         ----------------------------------------------------------------------------------------------------------
         Accumulated other comprehensive income (loss)
              beginning of year                               $       78    $       46      $  (6,350)    $  (3,646)
         Effect of change in corporate tax rate                       --            (5)            --          (118)
         Reclassification of net realized (gains) losses
              into earnings                                         (969)         (637)        (2,677)       (1,586)
         Net change in fair value of derivative instruments       (2,752)       (1,799)         9,105         5,396
         ----------------------------------------------------------------------------------------------------------
         Accumulated other comprehensive income (loss),
              end of year                                     $   (3,643)   $   (2,395)      $     78     $      46
         ==========================================================================================================

     (f) Under US GAAP, as the Trust Units are redeemable at the option of the unitholder, the Trust Units must be valued at their redemption amount and presented as temporary equity in the consolidated balance sheet. The redemption value of the Trust Units is determined with respect to the trading value of the Trust Units and the Trust Unit equivalent of the exchangeable shares at each balance sheet date. Under Canadian GAAP, all Trust Units are classified as permanent equity. As at December 31, 2004 and 2003, the Trust has classified $3.4 billion and $2.7 billion, respectively, as temporary equity in accordance with US GAAP. Changes in redemption value between periods are charged or credited to accumulated earnings.

         In 2003 and prior years, the Trust believed there were adequate restrictions on the redemption feature to classify the Trust Units as permanent equity for US GAAP purposes. Upon further review, it was determined that the trust units should be accounted for as temporary equity as set out in the prior paragraph. Prior year amounts have been restated to reduce unitholders' capital and accumulated earnings by $1.9 billion and $0.8 billion, respectively.

     (g) Under Canadian GAAP, ARL Exchangeable Shares are classified as non-controlling interest to reflect a minority ownership in one of the Trust's subsidiaries. As these exchangeable shares must ultimately be converted into Trust Units, the exchangeable shares are classified as temporary equity along with the Trust Units for US GAAP purposes.

     (h) Under Canadian GAAP, basic net income per unit is calculated based on net income after non-controlling interest divided by the weighted average trust units and diluted net income per unit is calculated based on net income before non-controlling interest divided by diluted trust units (see Note 17). Under US GAAP, as the ARL Exchangeable shares are not classified as a non-controlling interest, basic net income per unit is calculated based on net income divided by the weighted average trust units and trust unit equivalent of the outstanding ARL Exchangeable shares. Diluted net income per unit is calculated based on net income divided by a sum of the weighted average trust units and trust unit equivalent of the outstanding ARL Exchangeable shares and the dilutive impact of the rights granted under the Trust Unit Incentive Rights Plan.

     (i) The Trust presents cash flow before changes in non-cash working capital as a subtotal in the Consolidated Statement of Cash Flows. Under US GAAP, this subtotal would not be presented.

     (j) In 2004, the FASB issued new and revised standards, all of which were assessed by Management to be not applicable to the Trust with the exception of the following:

         o In June 2004, the FASB issued an exposure draft of a proposed Statement, "Fair Value Measurements" to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current US GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.

         o In December 2004, the FASB issued SFAS No. 123R, "Share Based Payments", which addresses the issue of measuring compensation cost associated with Share Based Payment plans. This statement requires that all such plans, for public entities, be measured at fair value using an option pricing model whereas previously certain plans could be measured using either a fair value method or an intrinsic value method. The revision is intended to increase the consistency and comparability of financial results by only allowing one method of application. This revised standard is effective for the first interim or annual period beginning on or after June 15, 2005 for awards granted on or after the effective date. Management will assess the impact of this revised standard in 2005.

         o In 2004, FASB issued FAS 153 "Exchange of Non-monetary Assets". This statement is an amendment of APB Opinion No. 29 "Accounting for Non-monetary Transactions". Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of the assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion No. 29's exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchanges of non-monetary assets which do not have commercial substance. For purposes of this statement, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for non-monetary asset exchanges which occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. Earlier application is permitted for non-monetary asset exchanges which occur in fiscal periods beginning after the issue date of this statement. Currently, this statement does not have an impact on the Trust; however, this may result in a future impact to the Trust if it enters into any non-monetary asset exchanges.